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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURE PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 MIDDLE STREET
(No. and Street)

PORTSMOUTH	NEW HAMPSHIRE	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD J. MALLON 603-433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUMMINGS, LAMONT & McNAMEE, P.A.
(Name – *if individual, state last, first, middle name*)

ONE NEW HAMPSHIRE AVE, SUITE 305,	PORTSMOUTH,	NEW HAMPSHIRE	03801
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD J. MALLON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURE PLANNING, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

LISA A. DUGAN MY COMMISSION EXPIRES JUNE 25, 2013 NOTARY PUBLIC NEW HAMPSHIRE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Secure Planning Inc.®

The Financial Counselor Program

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

SECURE PLANNING, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

CUMMINGS
LAMONT
& McNAMEE, P.A.

INDEPENDENT AUDITORS' REPORT

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

68 Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

P.O. Box 459
14 Bow Street
Exeter, NH 03833-0459
TEL 603 772-3460
FAX 603 772-7097

69 South Main Street
Rochester, NH 03867-2707
TEL 603 335-3006
FAX 603 335-4927

http://www.clmcpa.com
e-mail: clm@clmcpa.com

Alice W. Ferran, MBA, CPA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA, CFFA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Cindy B. Keohan, MBA
Wanda J. Ring, CPA
Brian P. Lortie, CPA, MST
Don A. Carignan, CPA

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

February 17, 2009

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of Secure Planning, Inc. (an S Corporation) as of December 31, 2008 and 2007, and the related statements of operations and retained earnings, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Planning, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2008		2007	
ASSETS				
Cash and cash equivalents	$	71,880	$	52,866
Commissions receivable		345,847		404,424
Prepaid expenses		31,723		36,630
Deposit with clearing organization		3,075		3,325
Property and equipment, net		131,713		132,359
Investments		14,826		29,694
Deferred taxes		27,002		27,002
Total Assets	$	626,066	$	686,300
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable	$	4,432	$	45,972
Commissions payable		42,350		49,371
Accrued liabilities		14,282		4,626
Note payable		4,955		10,792
Capital lease payable		9,327		-
Total Liabilities		75,346		110,761
Stockholder's Equity				
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding		42,000		42,000
Retained earnings		503,669		514,884
Accumulated other comprehensive income, net of deferred income taxes of $469 in 2008 and $1,733 in 2007.		5,051		18,655
Total Stockholder's Equity		550,720		575,539
Total Liabilities and Stockholder's Equity	$	626,066	$	686,300

See Note to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2008	2007
REVENUES		
Commissions - investment products	$ 1,724,573	$ 1,917,980
Commissions - insurance products	24,578	45,031
Interest and dividends	2,591	7,355
Other income	927	35,114
Total Revenues	1,752,669	2,005,480
OTHER INCOME (EXPENSE)		
Deferred tax benefit (expense)	(1,264)	2,009
Total Other Income (Expense)	(1,264)	2,009
EXPENSES		
Advertising	14,515	20,498
Bank service charges	1,386	954
Charitable contributions	36,277	26,525
Commissions expense	304,431	355,378
Computer services	10,503	12,988
Deferred compensation	134,574	200,802
Depreciation	19,931	17,943
Employee benefits	25,657	33,721
Dues and subscriptions	6,169	4,194
Insurance	23,944	39,482
Licenses and permits	21,236	23,612
Maintenance and repair	32,807	34,640
Lease expense - building	94,565	90,220
Miscellaneous	4,994	3,130
Office expenses	12,875	16,776
Payroll and related taxes	820,623	894,688
Pension contributions	22,560	17,672
Postage and delivery	20,336	20,048
Printing and reproduction	14,775	9,261
Professional development	6,130	15,414
Professional fees	29,483	32,095
Staff expenses	1,074	7,850
Property taxes	9,964	9,606
Telephone	11,263	10,788
Travel and entertainment	34,499	90,030
Automobile lease	11,379	12,742
Compliance	21,524	19,763
Utilities	13,847	14,029
Interest expense	1,299	1,141
Total Expenses	1,762,620	2,035,990

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2008	2007
EXCESS (DEFICIENCY) OF REVENUES OVER EXPENSES	(11,215)	(28,501)
RETAINED EARNINGS, BEGINNING OF YEAR	514,884	543,385
RETAINED EARNINGS, END OF YEAR	$ 503,669	$ 514,884

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK		RETAINED	ACCUMULATED OTHER COMPREHENSIVE	
	SHARES	AMOUNT	EARNINGS	INCOME	TOTAL
BALANCES AT DECEMBER 31, 2006	10	$ 42,000	$ 543,385	$ 10,554	$ 595,939
Excess (deficiency) of revenues over expenses	-	-	(28,501)	-	(28,501)
Items of other comprehensive income:					
Change in unrealized gain on investments	-	-	-	9,834	9,834
Deferred income taxes on unrealized gain	-	-	-	(1,733)	(1,733)
Net change in other comprehensive income	-	-	-	8,101	8,101
BALANCES AT DECEMBER 31, 2007	10	42,000	514,884	18,655	575,539
Excess (deficiency) of revenues over expenses	-	-	(11,215)	-	(11,215)
Items of other comprehensive income:					
Change in unrealized gain on investments	-	-	-	(13,135)	(13,135)
Deferred income taxes on unrealized gain	-	-	-	(469)	(469)
Net change in other comprehensive income	-	-	-	(13,604)	(13,604)
BALANCES AT DECEMBER 31, 2008	10	$ 42,000	$ 503,669	$ 5,051	$ 550,720

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Excess (deficiency) of revenues over expenses	$ (11,215)	$ (28,501)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	19,931	17,943
Deferred taxes	1,264	(2,009)
Changes in operating assets and liabilities:		
Commissions receivable	58,577	6,634
Prepaid expenses	4,907	(14,923)
Deposits	250	1,250
Accounts payable	(41,540)	21,680
Accrued payroll and related taxes	(7,021)	3,924
Accrued expenses	9,656	3,490
Net cash provided by (used in) operating activities	34,809	9,488
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for purchases of property	(8,141)	(20,190)
Net cash provided by (used in) investing activities	(8,141)	(20,190)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	(5,837)	(4,698)
Principal payments on capital lease payable	(1,817)	-
Net cash provided by (used in) financing activities	(7,654)	(4,698)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,014	(15,400)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	52,866	68,266
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 71,880	$ 52,866
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid for interest	$ 1,299	$ 1,141
Cash paid for income taxes	$ 120	$ 480
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of equipment	$ 11,144	$ -
Capital lease	11,144	-
Cash paid for equipment	$ -	$ -

See Notes to Financial Statements

Note 1 – Nature of Organization

Secure Planning, Inc., (the Company), an S corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Company's main office is located in Portsmouth, New Hampshire and has a second office in Denver, Colorado. The Company is also licensed to do business in other states.

Note 2 – Summary of Significant Accounting Policies

The accounting policies used by the Company conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2008 and 2007, cash equivalents consisted of deposits in money market accounts totaling $62,197 and $37,207, respectively. The money market accounts invest primarily in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Property and equipment is stated at cost. The Company's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 40 years, for financial statement purposes.

Investments - Available-for-sale securities consist of investment securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Revenue Recognition - The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned.

Income Taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2008 and 2007.

Note 2 – Summary of Significant Accounting Policies (continued)

The State of Colorado recognizes the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company is required to file an information return with Colorado and the stockholders are taxed on their proportionate share of the Company's taxable income earned in that state. The Company has elected to file a composite nonresident income tax return on behalf of the stockholder and a provision for state income taxes has been included in the financial statements. State income tax expense for the years ended December 31, 2008 and 2007 was $247 and $0, respectively.

Advertising - Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2008 and 2007 was $14,515 and $20,498, respectively.

Note 3 – Commissions Receivable

Commissions receivable consisted of the following at December 31:

	2008	2007
Registered investment advisor commissions receivable	$ 321,338	$ 360,418
Commissions receivable from other broker-dealers	24,509	44,006
	$ 345,847	$ 404,424

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2008	2007
Leasehold improvements	$ 101,417	$ 99,935
Furniture and equipment	135,751	117,948
Vehicle	23,270	23,270
	260,438	241,153
Less: accumulated depreciation	128,725	108,794
Property and equipment, net	$ 131,713	$ 132,359

Note 5 – Operating Leases

The Company renewed its lease in September 2008 for a commercial building owned by the Company's sole stockholder. Under the terms of the lease the required monthly payments increased from $4,830 to $5,500 beginning October 2008. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2011. Total rent expense paid under this lease was $59,970 and $58,074 in 2008 and 2007, respectively.

Note 5 – Operating Leases (continued)

The Company entered into a new lease in June 2006 for commercial building space in Denver, Colorado. The terms of the lease require monthly payments of $1,750 beginning October 2006. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2011. Total rent expense paid for this office space was $24,891 and $23,866 in 2008 and 2007, respectively.

The Company leases a residential condominium in Denver, Colorado under an annual operating lease that expires in December and has been renewed annually. The terms of the renewed lease for 2007 require monthly payments of $723 from January 2007 through December 2007. The terms of the renewed lease for 2008 require monthly payments of $800 from January 2008 through December 2008. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the condominium unit. The Company renewed the lease in December 2008. The terms of the renewed lease require monthly payments of $824 for the period from January 2009 through December 2009. Total rent expense paid under these leases was $9,704 and $8,280 in 2008 and 2007, respectively.

Total future payments on these leases are as follows:

Year Ending December 31,	Future Minimum Lease Payments
2009	$ 98,338
2010	89,050
2011	63,150
	$250,538

Note 6 – Capital Stock

The Company is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2008 and 2007. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the Company being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 7 – Pension Plan

The Company has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $15,500. The Company also has a profit sharing component under the Plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the Plan was $22,560 and $17,672 in 2008 and 2007, respectively.

Note 8 – Deferred Taxes

The Company has a deferred tax asset which consists of state income tax credits, and contributions carryforward, net of a deferred tax liability for depreciation differences between book methods and state methods. The state income tax credits were generated in the years 2004 through 2008. They are available for carryforward and will expire between 2009 and 2014 if not utilized. No allowance is considered necessary.

Note 9 – Long-Term Debt

Long-term debt consists of the following at December 31:

	2008	2007
Note payable in monthly installments of $487 for principal and interest at 5.75% through November 2009, secured by vehicle	$ 4,955	$ 10,792

Future estimated maturities are as follows for the years ending December 31:

2009	$ 4,955

Note 10 – Capital Lease

The Company acquired equipment under the terms of a capital lease which consisted of the following at December 31:

	2008
Lease payable in monthly installments of $379 for principal and interest at 13.54% through May 2011, secured by equipment	$ 9,327

Future minimum lease payments are as follows for the years ending December 31:

2009	$ 4,547
2010	4,547
2011	1,894
	$ 10,988

The equipment is included as a capital asset and is being depreciated accordingly. Interest expense was $810 during 2008. There was no interest expense related to this lease in 2007.

Note 11 – Investments

Investments at December 31 consisted of the following:

	2008		2007	
	Cost	Fair Market Value	Cost	Fair Market Value
Available-for-sale securities				
Stock	$9,306	$14,826	$9,306	$29,694

Available-for-sale securities are carried in the financial statements at fair value. Fair values of securities are usually based on quoted market prices. Net unrealized holding gains on available-for-sale securities in the amount of $5,520 and $20,388 for the years ended December 31, 2008 and 2007, respectively, have been included in accumulated other comprehensive income, net of deferred income taxes of $469 and $1,733, respectively.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 in 2008 and 2007 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008 and 2007, the Company had net capital of $31,830 and $10,607, respectively, which was $26,807 and $5,607, respectively, in excess of required net capital for 2008 and 2007.

Note 13 – Concentrations

At December 31, 2008, 93% of commissions receivable was due from one company. Additionally, approximately 79% of total revenues were earned from this company in 2008.

At December 31, 2008, 89% of commissions payable was due to two employees.

At December 31, 2007, 89% of commissions receivable was due from one company. Additionally, approximately 75% of total revenues were earned from this company in 2007.

At December 31, 2007, 83% of commissions payable was due to two employees.

Note 14 – Commitments and Contingencies

Under an employment agreement the Company had with a deceased employee, the Company is required to pay the deceased employee's beneficiary 24% of the gross commissions that continue to be generated by those clients that were being managed by the employee ("client list") at the time of his death. These payments are considered to be deferred compensation and will continue through 2009. The amount of deferred compensation that will be paid to the employee's beneficiary will be predominately based on two factors: 1) the number of clients from the deceased employee's client list that remain with the Company, and 2) the value of the total assets under management from those remaining clients. Accordingly, no amount has been accrued for deferred compensation under this agreement since the amount cannot be estimated. The total deferred compensation paid under this agreement in 2008 and 2007 was $134,574 and $200,802, respectively.

SECURE PLANNING, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital	
Total stockholder's equity qualified for net capital	$ 550,720
Deductions and/or charges	(515,051)
Net capital before haircuts on securities positions	35,669
Haircuts on securities	
Securities	(2,224)
Mutual fund investments-U.S. Government securities	(1,244)
Undue	(371)
Net capital	$ 31,830
Aggregate indebtedness	
Items included on statement of financial condition:	
Accounts payable, accrued expenses and debt	$ 75,346
Total aggregate indebtedness	$ 75,346
Computation of basic net capital requirement	
Minimum net capital required	$ 5,023
Excess net capital	$ 26,807
Ratio: Aggregate indebtedness to excess net capital	2.81
Ratio: Aggregate indebtedness to net capital	2.37

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2008

The Company is exempt from Rule 15c3-3 under section (k)(1).

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

68 Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

P.O. Box 459
14 Bow Street
Exeter, NH 03833-0459
TEL 603 772-3460
FAX 603 772-7097

69 South Main Street
Rochester, NH 03867-2707
TEL 603 335-3006
FAX 603 335-4927

http://www.clmcpa.com
e-mail: clm@clmcpa.com

Alice W. Ferran, MBA, CPA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA, CFFA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Cindy B. Keohan, MBA
Wanda J. Ring, CPA
Brian P. Lortie, CPA, MST
Don A. Carignan, CPA

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 17, 2009

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of SECURE PLANNING, INC., (the Company), for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 17, 2009. We also identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Secure Planning, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 17, 2009.

> Financial Statement Preparation – The preparation of the financial statements of the Company is the responsibility of the Company. Currently the staff assigned to maintaining the books of the Company does not have the expertise to prepare the financial statements in conformity with accounting principles accepted in the United States of America. The likelihood of a material misstatement in the presentation and disclosure of the financial statements, including related footnotes, occurring and not being detected by the staff is more than remote. We recommend that the management obtain the training necessary to have sufficient expertise to prepare the financial statements in accordance with generally accepted accounting principles.
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> Material Auditor Proposed Adjusting Journal Entries – There were a significant number of audit entries that were necessary to be made to the Company's general ledger in order for the financial statements of the Company to be fairly stated, and certain of these journal entries were material in nature. The necessity of proposing these audit adjustments indicates that the Company's management does not have the expertise to maintain the Company's accounting records in accordance with accounting principles generally accepted in the United States of America. We recommend that management obtain the training necessary to have sufficient expertise to properly record all necessary journal entries so that the books of the Company are maintained in accordance with generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

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